October 12, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Melissa Walsh
Stephen Krikorian

Re:	Marathon Digital Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period
Ended June 30, 2023 File No. 001-36555

Dear Ms. Walsh and Mr. Krikorian:

This letter constitutes the response (“Response”) of Marathon Digital Holdings, Inc. (the “Company”) to your comment letter dated September 29, 2023 (the “Letter”) to the Chief Financial Officer of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 (the “2023 10-Q”). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the 2022 10-K and/or 2023 10-Q. For ease of reference, the Company has copied each comment verbatim from your Letter and has placed our response immediately below each comment.

Form 10-K for the Fiscal Year ended December 31, 2022

Notes to Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

Revenues from Contracts with Customers, page 69

1.	We note from your response to prior comment 7 that 11% of total reported revenue for the year ended December 31, 2021 was generated through F2 Pool. As previously requested, please provide us with a copy of the related written agreement of the terms and conditions of this arrangement. If the terms of service are publicly available, you may provide us with the URL address, but please ensure your response adequately considers any relevant prior versions, if applicable. In addition to the written terms and conditions agreement, if the parties have approved any other agreements that you considered when identifying the contract with the customer in accordance with ASC 606, please provide copies of any such written agreements or a description of any agreements that were approved orally or in accordance with other customary business practices.

Response: The Company acknowledges the Staff’s comment and in response, provides the following URL address to an archival copy of the F2Pool “Terms of Service” that was in effect during 2021 (https://web.archive.org/web/20211019154138/http://www.f2pool.com/terms). The Company operated as a participant in the F2 Pool in 2021 in accordance with the Terms of Service stated by the F2 Pool and did not approve any other agreements orally or in accordance with other customary business practices that we considered when identifying the contract with the customer in accordance with ASC 606. The Company has not participated in the F2 Pool since the year ended December 31, 2021.

U.S. Securities and Exchange Commission

October 12, 2023

2.	You continue to indicate in your revised Participant policy in your Form 10-Q for the quarterly period ended June 30, 2023 that the transaction consideration the Company receives is entirely variable. Please revise to clarify your disclosure. In this regard, we note from your response to prior comment 9 that you have the ability to estimate the consideration earned on a daily basis based on your contributed hash rate and other inputs for the PPS and FPPS pools and you have visibility as to when the pool wins a block and your fractional share of the block and transaction fee is available on a daily basis for the Braiins pool.

Response: The Company acknowledges the Staff’s comment and proposes to clarify its disclosure regarding variable consideration as follows.

In its prior response to the Staff, the Company acknowledged that it has visibility into when a block is won when it participates in third-party pools that pay rewards only when the pool successfully mines a block. For these pools (i.e. Braiins pool), the transaction consideration remains variable and cannot be reliably estimated without risk of significant revenue reversal until the pool successfully mines a block. Therefore, revenue is constrained until the block is won at which point in time, the Company recognizes revenue for the fractional share of the bitcoin to which it is entitled to for its contribution to the pool’s successful mining efforts.

The Company also participates in PPS and FPPS pools, which pay rewards based on a contractual formula, regardless of whether the pool successfully mines any blocks during the period of time the Company is contributing computing power to the pool’s mining efforts. For these pools, the Company earns revenue based on the contributed hash rate and other inputs. The transaction consideration the Company earns for its provision of computing power to the pool is variable based on the hash rate contributed as a proportion of total hash rate produced by the pool. In these PPS and FPPS pools, however, such transaction consideration can be estimated and therefore is recognized over the period that hash rate is being contributed. Accordingly, the Company will revise its Participant policy disclosures in its Form 10-Q for the period ended September 30, 2023, to be filed in November 2023 as follows to clarify its revenue recognition policy depending on the type of third-party pool that it participates in:

Providing computing power on mining rigs to solve complex cryptographic algorithms in support of blockchain mining (in a process known as “solving a block”) is the primary output of the Company’s ordinary activities. The provision of computing power is the only performance obligation under the Company’s arrangements with third-party mining pool operators. The transaction consideration the Company receives is non-cash (i.e., bitcoin) and variable. For third-party pools that pay rewards only when the pool successfully mines a block, the consideration to which the Company will be entitled to for its efforts remain variable and is not estimable until the pool successfully solves a block, at which point in time the Company can then estimate its fractional share of the bitcoin to which it is entitled to for its contribution to the pool’s successful efforts. For PPS and FPPS pools, which pay rewards based on a contractual formula that does not depend on the pool successfully mining any blocks during the period in which the Company contributes computing power, the Company can reasonably estimate the variable consideration to which it will be entitled to for providing computing power as such power is being provided based on the contributed hash rate and other inputs.

U.S. Securities and Exchange Commission

October 12, 2023

3.	We continue to evaluate your responses to prior comments regarding your revenue recognition policy and may have further comments.

Response: The Company acknowledges that the Staff may have further comments.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Notes to Condensed Consolidated Financial Statements

Note 2 – Voluntary Change in Accounting Principle, page 7

4.	We note your disclosure of the impacts of the change in accounting principle on the financial statements for the three ended March 31, 2022 and six months ended June 30, 2022. Please revise to also disclose the effect of the change in accounting principle on the current period and any prior periods retrospectively adjusted, as well as the cumulative effect of the change on accumulated deficit as of the earliest period presented. Refer to ASC 250-10-50-1(b).

Response: The Company acknowledges the Staff’s comment. The change in accounting principle impacted the accounting for loaned bitcoin which occurred in the third and fourth quarter of 2021 and returned when the loan was terminated in the second quarter of 2022. The Company will present the requested revised disclosure in the notes to the condensed consolidated financial statements in the Company’s Form 10-Q for the period ended September 30, 2023, to be filed in November 2023.

Note 4 - Property and Equipment, page 15

5.	We note from your disclosure on page 74 in the Form 10-K for the fiscal year ended December 31, 2022 that you reduced the estimated useful life for the asset group of mining rigs from 5 to 3 years, effective January 1, 2023. Please revise to provide the disclosures required by ASC 250-10-50-4.

Response: The Company acknowledges the Staff’s comment. Per ASC 250-10-50-4, “If a change in estimate does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods, a description of that change in estimate shall be disclosed whenever the financial statements of the period of change are presented.” ASC 250-10-50-4 further states, “The effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period shall be disclosed for a change in estimate that affects several future periods, such as a change in service lives of depreciable assets.” Accordingly, we will add required disclosure in Management’s Discussion and Analysis section of the Form 10-K/A which will be filed subsequent to the Company’s submission of this comment response letter.

U.S. Securities and Exchange Commission

October 12, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Digital Assets, page 32

6.	We note in response to prior comment 12 that you have determined that the appropriate classification for the proceeds from sale of digital assets is in investing activities. Please revise your disclosure indicating that sales of digital assets are included within operating activities.

Response: The Company acknowledges the Staff’s comment and will present the following revised disclosure in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates, under the subtitle Digital Assets in the Form 10-Q for the period ended September 30, 2023, to be filed in November 2023:

The sales of digital assets are included within investing activities in the accompanying condensed consolidated statements of cash flows and any gains or losses from such sales are included in operating expenses in the condensed consolidated statements of operations.

Legal Proceedings

Ho v. Marathon, page 47

7.	Consistent with your response to prior comment 13 and your disclosure on page 28, please revise to indicate that the Court noted that a jury is more likely to accept $150,000 as an appropriate damages amount if liability is found. In this regard, your disclosure indicates the amount is $150.

Response: The Company respectfully directs the Staff to page 7 of the Company’s Form 10-Q for the quarterly period ended June 30, 2023, where the Company noted in the heading for the notes to condensed consolidated financial statements that dollars in the document are in thousands:

MARATHON DIGITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDTED FINANCIAL TATEMENTS

(Dollars in thousands, except per share and per bitcoin amounts)

U.S. Securities and Exchange Commission

October 12, 2023

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the Staff’s questions, but please contact the undersigned at salman.khan@mara.com and Jolie Kahn, Esq., at joliekahnlaw@sbcglobal.net, if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Salman Khan
Salman Khan
Chief Financial Officer

Cc: Jolie Kahn, Esq.